EXHIBIT 12.1

Ratio of Earnings to Fixed Charges
Herbst Gaming, Inc.

HERBST GAMING, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands) (unaudited)

	Years Ended December 31,
	1999		2000		2001		2002		2003

Net income(1)	$4,840		$3,338		$1,060		$5,233		$8,209

Add:
Interest expense	2,216		4,643		19,952		18,785		22,932
Interest component of rent expense	271		291		301		397		611
Earnings available for fixed charges	$7,327		$8,272		$21,313		$24,415		$31,752

Fixed Charges:
Interest expense	$2,216		$4,643		$19,952		$18,785		$22,932
Interest capitalized	1,662		3,408		—		—		—
Interest component of rent expense	271		291		301		397		611
Total fixed charges	$4,149		$8,342		$20,253		$19,182		$23,543

Ratio of earnings to fixed charges	1.8	x	1.0	x	1.1	x	1.3	x	1.3	x

(1) Does not include $13,024 of loss on early retirement of debt for the year ended December 31, 2001.